Exhibit 99.1

Golden Star Publishes 2020 Corporate Responsibility Report with Enhanced Disclosures

TORONTO, April 30, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has published its 2020 Corporate Responsibility Report. The report has been prepared in accordance with the Global Reporting Initiative Standards (Core option), the United Nations Global Compact reporting requirements and the Sustainability Accounting Standards Board's ("SASB") Metals and Mining Sustainbility Accounting Standard. The report and an ESG investor presentation are available on the Company's website at: http://www.gsr.com/responsibility/default.aspx

2020 CORPORATE RESPONSIBILITY REPORT HIGHLIGHTS

In what was a transformative year for the Company, Golden Star implemented, in 2020, a number of major initiatives and has made significant advancements in respect of the overall sustainability performance. The Corporate Responsibility Report documents our Communication on Progress to the UN Global Compact and discusses the programs that support the Sustainable Development Goals and our progress towards alignment with the World Gold Council ("WGC") Responsible Gold Mining Principles ("RGMPs"). The report also documents work conducted on the Investor Mining and Safety Tailings Initiative and the WGC Conflict Free Gold Standard. Key highlights of the report include:

  Leading practices in the management of the COVID-19 pandemic resulted in minimal impact to production and, more importantly, no lives lost to COVID-19 and limited serious health outcomes across the workforce.
  Sustained improvement in injury frequency rates across the Company was marred by a fatal incident at Prestea in March 2020.
  Wassa was recognized as the safest mine in Ghana, receiving the Best Performer in occupational health and safety at the Ghana Mining Industry Awards.
  Golden Star continues its leading practice performance in malaria prevention, with 2020 recording the lowest case rates and days lost to malaria on Company record.
  The Company achieved 100% conformance with its statutory monitoring program requirements and above 99% alignment to relevant quality standards.
  Consistent with our Inclusion and Diversity Policy launched in March 2020, the Company maintained its high rates of local content, with 99% of the workforce in Ghana being Ghanaian nationals and 59% of the workforce hailing from local host communities.
  Female representation on the Company's Board of Directors and senior management remained high, with Golden Star recognized in the Women Lead Here benchmark of executive gender diversity for the second year running. The gender diversity across all levels increased to 8%.
  In 2020, the Company completed the transition to a new energy composition mix at Wassa, which improves energy supply security and provides the opportunity to flatten our energy load consumption profile. A new Genser Energy Ghana natural gas power plant provides a reliable base power supply that enables the Company to explore renewable energy options, while delivering cost savings of $8 million over the first five years.
  Construction of a first of its type, paste backfill plant in Ghana enables the reuse of process tailings for underground mine support. This facilitates improved safety outcomes and reduces volume quantities stored on the tailings storage facilities, thus enabling overall risk reduction.
  The major upgrade of our underground electrical supply system, using a method of cable lowering not previously used before in Africa, has been a testament to our workforce development programs and the benefit of our long running local content initiatives.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"In dealing with the challenges of an unprecendented global pandemic, we were able to demonstrate the benefits of our focus on operating responsibly and sustainably through our pandemic management controls as well as our local procurement initiatives – we were able to protect our workforce and local communities, ensure stability of our operations and maintain supply chains despite land borders being closed. Not only were we able to continue operations on a reasonably uninterrupted basis, we were able to deliver significantly higher tax revenues to the Government of Ghana which helped it to deal with the financial pressures of the pandemic.

We have always understood that value generation is inherently linked with sustainability. In 2020, we clearly enunciated the understanding that people, culture and leadership, sustainability, operational excellence, financial excellence and growth are equal drivers of success and must be pursued collectively in order to achieve our goals.

We know that good reporting is of limited value if it is not substantiated by good responsible performance. Throughout the organization, our teams have delivered a remarkable performance during 2020. The improvements in water recycling, new initiatives on diversity and inclusion, and the continued strengthening of our governance systems, all demonstrate our ongoing commitment to sustainability."

For further information, please visit www.gsr.com

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:http://www.prnewswire.com/news-releases/golden-star-publishes-2020-corporate-responsibility-report-with-enhanced-disclosures-301281082.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/30/c1623.html

%CIK: 0000903571

For further information: Michael Stoner, Investor Relations and Business Development, +44 (0)20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 30-APR-21